RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10016045

RECEIVED
2010 JUL 26 A 7:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 21, 2010

Exemption No: 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 21, 2010 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended June 30, 2010.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above



RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RECEIVED
2010 JUL 26 A 7:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 21, 2010

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended June 30, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl.: As above



Reliance Infrastructure
Anil Dhirubhai Ambani Group

RECEIVED
2010 JUL 26 A 7:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 21, 2010

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended June 30, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl.: As above



RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE INFRASTRUCTURE LIMITED

Scrip Code : BSE 500390 | **Name of the Scrip : RELINFRA** | **Class of Security : EQUITY**

Quarter ended as on 30th June, 2010

Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerialised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a percentage (IX=VIII/IV*100)
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.27	0.27	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00		0.00
(c)	Bodies Corporate	15	103965268	103963612	42.63	42.46	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	**26**	**104628646**	**104626983**	**42.90**	**42.73**	**0**	**0.00**
(2)	**Foreign**						N/A	N/A
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**26**	**104628646**	**104626983**	**42.90**	**42.73**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	324	17442220	17395281	7.15	7.12	-	-
(b)	Financial Institutions/Banks	366	892981	877285	0.37	0.36	-	-
(c)	Central Government/State Governments	57	75458	4282	0.03	0.03	-	-
(d)	Venture Capital Funds	0	0	0	0.00	0.00	-	-
(e)	Insurance Companies	28	46461413	46461080	19.05	18.97	-	-
(f)	Foreign Institutional Investors	659	36658313	36437777	15.03	14.97	-	-
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	-	-
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	**1434**	**101530385**	**101175705**	**41.63**	**41.46**		
(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	6888	8226300	8110104	3.37	3.36	-	-
(b)	Individuals - i.Individual shareholders holding nominal sharecapital up to Rs 1 Lakh	1447498	26406146	20939532	10.83	10.78	-	-
	ii.Individual shareholders holding nominal sharecapital in excess of Rs 1 Lakh	44	1539592	1498330	0.63	0.63	-	-
(c)	Any Other (Specify)				0.00	0.00	-	-
1	Trustee	0	0	0	0.00	0.00	-	-
2	NRIs/OCBs	17517	1545854	1175637	0.63	0.63	-	-
	Sub -Total (B)(2)	**1471947**	**37717892**	**31723603**	**15.47**	**15.40**	**0**	**0**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1473381**	**139248277**	**132899308**	**57.10**	**56.87**	**0**	**0**
	TOTAL (A) +(B)	**1473407**	**243876923**	**237526291**	**100.00**	**99.59**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**2**	**993339**	**992612**	**0.00**	**0.41**	N/A	N/A
	GRAND TOTAL (A)+(B)+(C)	**1473409**	**244870262**	**238518903**	**100.00**	**100.00**	**0**	**0.00**


Reliance Infrastructure Limited

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		No of shares (III)	As a % of Grand Total (A)+(B)+(C) (IV)	No of Shares Pledged (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (I) (a) (VII)
1	AAA PROJECT VENTURES PRIVATE LIMITED	10 30 98 937	42.10	0	0.00	0.00
2	RELIANCE CAPITAL LIMITED	1 653	0.00	0	0.00	0.00
3	RELIANCE INNOVENTURES PRIVATE LIMITED	8 64 675	0.35	0	0.00	0.00
4	KOKILA D AMBANI	2 74 891	0.11	0	0.00	0.00
5	ANIL D AMBANI	1 39 437	0.06	0	0.00	0.00
6	JAIANMOL A. AMBANI	1 25 231	0.05	0	0.00	0.00
7	TINA A AMBANI	1 23 812	0.05	0	0.00	0.00
8	JAIANSHUL A. AMBANI	7	0.00	0	0.00	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00	0	0.00	0.00
	TOTAL	**10 46 28 646**	**42.73**		**0.00**	**0.00**


Reliance Infrastructure Limited

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	2 20 15 956	8.99
2	THE NEW INDIA ASSURANCE COMPANY LIMITED	44 30 367	1.81
3	LIC OF INDIA MARKET PLUS - 1	38 52 586	1.57
4	THE ORIENTAL INSURANCE COMPANY LIMITED	32 07 194	1.31
5	GENERAL INSURANCE CORPORATION OF INDIA	28 84 251	1.18
6	LIFE INSURANCE CORPORATION OF INDIA - PROFITPLUS	25 13 690	1.03
	Total	**3 89 04 044**	**15.89**


Reliance Infrastructure Limited

Reliance Infrastructure
Anil Dhirubhai Ambani Group

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Project Ventures Private Limited	Promoter	1 96 00 000	8.00
	TOTAL		**1 96 00 000**	**8.00**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	3 31 113	9 93 339	0.41
	TOTAL		**9 93 339**	**0.41**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00
	TOTAL		**0**	**0.00**

III (a) **Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the issuer**

Not Applicable


Reliance Infrastructure Limited